AB
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[redacted]

15049603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68207 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMV Capital Markets, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Michelson Drive, Suite 900
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan Siposs Tel: (949) 759-4499 x 4254
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
191

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB
3/14

## OATH OR AFFIRMATION

I, Allan Siposs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMV Capital Markets, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

Managing Director

Title

(see attached notary certificate)

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FMV Capital Markets, LLC**
**Report Pursuant to Rule 17a-5 (d)**
**Financial Statements**
**For the Year Ended December 31, 2014**

# CALIFORNIA JURAT CERTIFICATE

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of Orange

Subscribed and sworn to (or affirmed) before me on this 27th day of Feb., 2015, by Allan Siposs, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LORI ANN MENDOZA
Commission # 1996491
Notary Public - California
Orange County
My Comm. Expires Oct 30, 2016

Seal

Signature [signature]

PLACE
NOTARIZED
FACING PAGES
HERE

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

# Report of Independent Registered Public Accounting Firm

Board of Directors
FMV Capital Markets, LLC

We have audited the accompanying statement of financial condition of FMV Capital Markets, LLC as of December 31, 2014, and the related statement of income changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of FMV Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMV Capital Markets, LLC as of December 31, 2014 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of FMV Capital Markets, LLC's financial statements. The supplemental information is the responsibility of FMV Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2015

# FMV Capital Markets, LLC

## Statement of Financial Condition

## December 31, 2014

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $1,379,028 |
| Accounts receivable | 138,363 |
| Prepaid expenses | 6,125 |
| Total assets | $1,523,516 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued liabilities | $ 814,255 |
| Due to affiliate | 8,216 |
| Total liabilities | 822,471 |
| Members' equity | 701,045 |
| Total liabilities and members' equity | $1,523,516 |

*See notes to financial statements.*

# FMV Capital Markets, LLC

## Statement of Income

## Year Ended December 31, 2014

| | |
|---|---|
| Revenues | |
| Investment banking | $2,761,608 |
| Other income | 36,188 |
| Reimbursed expenses | 11,885 |
| Total revenues | 2,809,681 |
| Expenses | |
| Bonus | 803,700 |
| Professional fees | 1,249,521 |
| Regulatory | 24,877 |
| Other | 10,656 |
| Total expenses | 2,088,754 |
| Income before income tax expense | 720,927 |
| Income tax expense | 6,215 |
| Net income | $ 714,712 |

*See notes to financial statements.*

# FMV Capital Markets, LLC

## Statement of Changes in Members' Equity

## Year Ended December 31, 2014

| | |
|---|---|
| Balance, beginning of year | $ 186,333 |
| Distributions | (200,000) |
| Net income | 714,712 |
| Balance, end of year | $ 701,045 |

*See notes to financial statements.*

# FMV Capital Markets, LLC

## Statement of Cash Flows

## Year Ended December 31, 2014

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 714,712 |
| Adjustments to reconcile net income to net cash from operating activities | |
| Changes in operating assets and liabilities | |
| Accounts receivable | (138,363) |
| Prepaid expenses | (2,125) |
| Accounts payable and accrued liabilities | 813,002 |
| Total Adjustments | 672,514 |
| Cash flows from Operating activities | 1,387,226 |
| Cash flows from Investing activities | - |
| Cash flows from financing activities | |
| Distributions | (200,000) |
| Increase in cash and cash equivalents | 1,187,226 |
| Cash and cash equivalents | |
| Beginning of year | 191,802 |
| End of year | $ 1,379,028 |
| Supplemental disclosure of cash flow information: | |
| Interest paid | $ - |
| Taxes paid | $ 11,900 |

*See notes to financial statements.*

# FMV Capital Markets, LLC

## Notes to Financial Statements

### 1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

***The Company.*** FMV Capital Markets, LLC (the "Company" or "FMV") is a limited liability company under the laws of the State of California. FMV is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. FMV provides investment banking services specific to mergers, acquisitions and divestitures to closely held middle-market enterprises as well as publicly traded companies.

***Accounting Estimates***. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

***Revenue Recognition.*** Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Costs connected with transaction fees are expensed as incurred.

***Income Taxes.*** Income taxes, if any, are the liability of the individual members. Accordingly, income or losses pass through to the Company's members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

Prior to 2014, FMV was a cash basis tax payer. For 2014, the members of FMV elected to change the Company from a cash-basis tax payer to an accrual-basis tax payer. This change resulted in the accrual of certain expenses in 2014 that otherwise would not have been recognized under the cash basis of accounting.

***Cash and Cash Equivalents.*** For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

***Concentration of Credit Risk***. The company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. FMV has not sustained any material credit losses from these instruments.

***Subsequent Events***. The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

### 2. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2014.

## 3. RELATED PARTY TRANSACTIONS

As of December 31, 2014, the Company owes $8,216 to FMV Opinions Inc., a related party. This liability bears no interest and is due on demand.

## 4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2014 was 1.48 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2014, the Company had net capital of $556,557 which was $501,726 in excess of the amount required by the SEC.

## 5. RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $793,699 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $1,350,256 |
| Adjustments | | |
| Members' equity | (815,771) | |
| Non-allowable assets | 22,072 | |
| | | (793,699) |
| Net capital per audited statements | | 556,557 |

## 6. ACCOUNTS RECEIVABLE

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

## 7. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

## 8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU Number | Title | Effective Date |
|---|---|---|
| 2013-02 | Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).* | After 12/15/13 |
| 2013-11 | Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).* | After 12/15/14 |
| 2014-08 | *Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).* | After 12/15/14 |
| 2014-09 | *Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014).* | After 12/15/17 |
| 2014-15 | *Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).* | After 12/15/16 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

*****

# FMV Capital Markets, LLC

**Schedule I**
**Computation of Net Capital**
**Pursuant to SEC Rule 15c3-1**

**December 31, 2014**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Members' equity | $ 701,045 | |
| **Total members' equity** | | 701,045 |
| Less: Non-allowable assets | | |
| Accounts receivable | (138,363) | |
| Prepaid expenses | (6,125) | |
| **Total non-allowable assets** | | (144,488) |
| **Net Capital** | | 556,557 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirement | | |
| 6 2/3 percent of net aggregate indebtedness | 54,831 | |
| Minimum dollar net capital required | 5,000 | |
| Net capital required (greater of above) | | (54,831) |
| **Excess net capital** | | $501,726 |
| Aggregate indebtedness | | |
| Ratio of aggregate indebtedness to net capital | | 1.48 : 1 |

There is a difference of $793,699 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014 (See Note 5).

# FMV Capital Markets, LLC

## Schedule II
## Computation for Determination of Reserve Requirements
## Pursuant to Rule 15c3-3

**December 31, 2014**

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2014; and a reconciliation to that calculation is not included herein.

# FMV Capital Markets, LLC

**Schedule III**
**Information Relating to the Possession or Control Requirements**
**Pursuant to Rule 15c3-3**

**December 31, 2014**

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

**FMV Capital Markets, LLC**
**Report on Exemption Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Period June 1, 2014 through December 31, 2014**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) FMV Capital Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which FMV Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) FMV Capital Markets, LLC stated that FMV Capital Markets, LLC met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 without exception. FMV Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FMV Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2015

FMV
CAPITAL MARKETS
Investment Banking and Financial Advisory Services

# Assertions Regarding Exemption Provisions

We, as members of management of FMV Capital Markets, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

FMV Capital Markets, LLC

By:

Allan A. Siposs
President

1-30-15
January 30, 2015

3333 Michelson Drive, Suite 900, Irvine, California 92612
949.759.4499 800.622.0519 Fax 949.759.4498 www.fmv.com

**FMV Capital Markets, LLC**
**Report on the SIPC Annual Assessment**
**Pursuant to Rule 17a-5(e)4**
**For the Year Ended December 31, 2014**

BREARD & ASSOCIATES INC

Board of Directors
FMV Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by FMV Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating FMV Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FMV Capital Markets, LLC's management is responsible for FMV Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by FMV Capital Markets, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles New York Oakland

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2015

**FMV Capital Markets, LLC**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2014**

| | | Amount |
|---|---|---|
| **Total assessment** | $ | 7,012 |
| SIPC-6 general assessment<br>Payment made on November 21, 2014 | | (2,369) |
| SIPC-7 general assessment<br>Payment made on January 30, 2015 | | (4,698) |
| **Total assessment balance**<br>**(overpayment carried forward)** | $ | (55) |